Carvana Receivables Depositor LLC

1930 West Rio Salado Parkway

Tempe, AZ 85281

September 1, 2020

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Benjamin Kalish
Arthur C. Sandel

Re:	Carvana Receivables Depositor LLC
Registration Statement on Form SF-3
Filed July 2, 2020
File No. 333-239650

Dear Ladies and Gentlemen:

This letter is provided on behalf of Carvana Receivables Depositor LLC (the “Company”) in response to your letter dated July 29, 2020 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Company’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Company, and references to “Carvana” refer to Carvana, LLC.

Registration Statement on Form SF-3

General

1.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus and that finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including the organizational documents for the issuing entity and the unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response: We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus and finalized agreements will be filed and made part of the registration statement no later than the date of the final prospectus, including unqualified legal and tax opinions.

Securities and Exchange Commission

September 1, 2020

2.

Please review capitalized terms throughout your registration statement to ensure that they are defined. For example, we note that “Noteholder” and “Principal Distribution Amount” have not been defined.

Response: We have reviewed the capitalized terms used throughout the registration statement and made appropriate revisions.

Form of Prospectus

Forward-Looking Statements, page ii

3.	Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Response: We have added the requested language under the heading “Forward-Looking Statements” on page ii.

Prospectus Summary

Transaction Overview, page 2

4.	In the definition of “Receivables,” please specify the types of motor vehicle receivables that will constitute the pool assets.

Response: We have revised the definition of Receivables to specify the types of receivables that constitute the pool assets.

The Receivables - Asset Representations Review, page 3

5.

We note your disclosure that the asset representations reviewer will conduct a review if the delinquency trigger is met and “a majority of the investors vote to direct a review of certain Receivables.” This implies that a majority of all investors are required to vote to direct the review. The voting procedures described on page 90 of the form of prospectus provide that a majority of votes cast is required to initiate the review once a 5% quorum is attained. Please revise your disclosure here to clarify the requisite number of votes required to initiate a review.

Response: We have revised our disclosure under the heading “Prospectus Summary—The Receivables—Asset Representations Review” to clarify the requisite number of votes to initiate a review by conforming to the language used on page 90 of the form of prospectus.

Revolving Period, page 4

6.	Please confirm that the Revolving Period will not extend for more than three years from the date of issuance. Refer to Item 1101 (c)(3)(iii) of Regulation AB.

Securities and Exchange Commission

September 1, 2020

Response: We confirm that the Revolving Period will not extend for more than three years from the date of issuance and have revised our disclosure to add a bracketed reference to this requirement in Item 1101(c)(3)(iii).

7.

Please discuss the percentage of the asset pool and any class or series of the asset-backed securities represented by the Revolving Period. Refer to Item 1103(a)(5)(iv) of Regulation AB. Please also summarize here the requirements for assets that may be added to the pool during the Revolving Period. Refer to Item 1103(a)(5)(vi) of Regulation AB.

Response: We have revised our disclosure to specify that the amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. We also describe the criteria for additional receivables to be included in “The Receivables—Criteria Applicable to the Selection of Additional Receivables During the [Funding Period] [Revolving Period]” and have added a cross-reference to this section.

Credit Enhancement, page 4

8.

Please revise here to include summary disclosure of all of the credit enhancement options contemplated by the section entitled “Credit Enhancement” beginning on page 70 of your form of prospectus. Refer to Item 1103 (a)(3)(ix) of Regulation AB.

Response: We have deleted certain credit enhancement options described on page 70 of the form of prospectus, and therefore we believe our summary disclosure effectively discusses the credit enhancement options that may be used.

Events of Default and Acceleration - [Interest Rate [Swaps] [Caps], page 7

9.

We note that this disclosure regarding the use of interest rate swaps and/or caps appears to be out of place as it seems that these are intended as a credit enhancement option. Please advise or revise.

Response: This section has been placed under its own separate heading.

Risk Factors

“Carvana’s proprietary scoring system may not perform as expected.” .page 13

10.

We note your risk factor regarding the performance of Carvana’s proprietary scoring system. Please clarify how Carvana’s Verification Process, as described on page 34 of your prospectus, fits into this perceived risk.

Response: The risk factor referenced above has been split into two risk factors titled “Carvana’s proprietary credit scoring system may not perform as expected and may fail to properly quantify the credit risks associated with Carvana’s

Securities and Exchange Commission

September 1, 2020

customers, resulting in higher than anticipated delinquencies and credit losses on the Receivables” and “Information provided to Carvana by customers, credit data partners, and others may be incorrect or fraudulent, and Carvana’s Verification Process may fail to ensure that reliable information is incorporated into the extension of credit offers to Carvana’s customers, resulting in higher than anticipated delinquencies and credit losses on the Receivables”. The first risk factor discusses the accuracy of the models assuming that Carvana has received the correct information from obligors and certain third parties. The second risk factor discusses the verification process, the risk of not identifying fraudulent or incorrect information, and the impact of such failure on the scoring model.

Use of Proceeds, page 64

11.

Please provide a statement as to whether the proceeds from the sale of the offered notes would be used to cover the selection and acquisition of the pool assets. Additionally, please clarify whether the debt payments discussed in the last sentence would be limited to the parties identified and be used only in relation to the specific transaction, or whether the proceeds could be used to service other general debt as well, including debt unrelated to the specific transaction. Refer to Item 1107(j) of Regulation AB.

Response: We have revised the disclosure in “The Receivables” and “Use of Proceeds” to clarify that, while a portion of the proceeds will be used to acquire the pool assets and pay for certain expenses incurred in connection with the issuance and sale of the Offered Notes, no expenses incurred in connection with the selection and acquisition of the Receivables are to be payable from the offering proceeds. We have further revised the disclosure in “Use of Proceeds” to note that net proceeds distributed to Carvana by the Depositor will be used for general corporate purposes. To the extent that any pool assets were pledged to warehouse facilities prior to their sale to the Issuing Entity, we have included bracketed disclosure with respect to the repayment of such debt.

Credit Enhancement

Cash Advances, Deposits or Letters of Credit, page 71

12.

Please provide further detail, to the extent known or knowable, about how the depositor plans to use these instruments as credit enhancements. As part of this discussion, please explain how each instrument would ensure the timely flow of payments and how they would ensure that pool assets would pay in accordance with their terms. Refer to Item 1114(a) of Regulation AB.

Response: Consistent with our prior response to comment number 8, we have deleted the references to these additional credit enhancement options.

Securities and Exchange Commission

September 1, 2020

Insurance Policy from a Monoline Financial Guarantor, page 71

13.

We note your disclosure that “[t]he monthly insurance premiums to be paid to the monoline insurer, any unreimbursed draws made by the monoline insurer under the Policy and any other unpaid amounts owed to the monoline insurer under the insurance agreement will be paid from the monthly distributions of the Issuing Entity.” Please explain how these payments affect the distribution date payments described beginning on page 74 and elsewhere in your form of prospectus, including whether the insurance premiums are only specifically withheld from the payments that would otherwise go to the Class A Noteholders who are receiving the policy coverage. Refer to Item 1114 of Regulation AB.

Response: Consistent with our prior response to comment number 8, we have deleted the references to additional credit enhancement options in the form of an insurance policy from a monoline financial guarantor.

The Transaction Agreements

Sale and Assignment of Receivables - Repurchases [or Substitution] of Receivables, page 78

14.

We note your disclosure that “the Issuing Entity will repurchase or will enforce the obligation of the Depositor under the Receivables Transfer Agreement to Repurchase.” Please tell us under what scenario the issuing entity would repurchase a receivable. Additionally, please revise your disclosure to describe any repurchase obligations of the sponsor under the transaction agreements.

Response: The Issuing Entity would repurchase a receivable from the Grantor Trust if the deal is structured to include a Grantor Trust, which entity would be the legal owner of the receivables, and there is a breach of any of the eligibility criteria triggering a repurchase of the receivable. We have added brackets to this disclosure in the event a Grantor Trust is not used in a particular transaction. We believe Carvana’s repurchase obligations are adequately discussed in the current form of prospectus as seen in clause (B) of the paragraph referenced by this comment, specifically that “the Depositor will repurchase or will enforce the obligation of Carvana under the Receivables Purchase Agreement to repurchase, as required, such Receivable from the [Issuing Entity][Grantor Trust].”

The Servicing Agreement and Servicing of the Receivables - Duties of the Servicer, page 79

15.	Please clarify how Permitted Modifications may affect the cash flows from the assets or to the securities. Refer to Item 1111(e)(2) of Regulation AB.

Response: We have revised our disclosure to discuss that permitted modifications could have an impact on the amount and timing of collections on Receivables and, consequently, the amount and timing of Available Funds available to make payments on the Securities and added a cross reference to a risk factor addressing this point.

Securities and Exchange Commission

September 1, 2020

Indenture - Events of Default, page 83

16.

We note your disclosure in the last paragraph of page 83 regarding various noteholder consents related to the occurrence of an event of default. Please revise your disclosure to clarify that notes held by Carvana or its affiliates are not included for the purposes of calculating such votes.

Response: We have revised our disclosure to state that notes held by Carvana or its affiliates are not included for the purposes of calculating such votes.

Indenture - Statements to Investors, page 84

17.

Please revise your list on page 85 of additional information to be made available to investors to include notices related to the termination and/or replacement of the servicer, pursuant to Section 5.2 of the form of servicing agreement filed as Exhibit 99.1 to your registration statement.

Response: We have revised our disclosure to include notices related to the termination and replacement of the servicer.

Asset Representations Review Agreement - Delinquency Trigger, page 89

18.	Please remove the brackets from the definition of “Delinquent Receivable” or explain to us the need for the optionality and which alternative methodologies are contemplated.

Response: We have revised our disclosure to limit the bracketed terms to the amount of delinquency and the duration for which the delinquent amount has been outstanding.

19.

In discussing comparative delinquency rates for Carvana’s prior securitizations, please clarify whether the definition used to determine a delinquent receivable in the prior securitizations is the same as the definition of “Delinquent Receivable” in your form of prospectus.

Response: We have revised our disclosure to note whether, in comparing delinquencies to prior securitizations, the definition of delinquencies are consistent, and will provide additional disclosure to the extent definitions differ for a particular takedown.

Securities and Exchange Commission

September 1, 2020

Exhibits

Exhibit 4.1 - Form of Indenture

Section 6.2 - Rights of Indenture Trustee, page 45

20.

Section 6.2(b) provides that “[b]efore the Indenture Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel (at the cost of the party requesting the Indenture Trustee to act or refrain from acting). The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officer’s Certificate or Opinion of Counsel.” If a noteholder must make a repurchase request through the indenture trustee, please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to asset representations reviews, repurchase requests or dispute resolution.

Response: Consistent with our response to comment number 21 below, we have added language to Section 7.5 of the Indenture clarifying that if the Indenture Trustee declines to take any actions in connection with a dispute resolution due to the failure of noteholders to provide reasonable security or indemnity or for any other reason, the restrictions will not apply to the trustee’s duties and added a cross reference to such language in Section 6.2(b). We have also added a provision in the Receivables Transfer Agreement on this point in connection with dispute resolution.

Section 7.5 - Noteholder Communications, page 55

21.

Section 7.5 provides that “[t]he Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Verified Note Owner, other than requests, demands or directions relating to obligations of the Indenture Trustee in connection with an Asset Representations Review Notice explicitly set forth in Section 12,2, unless the Noteholder or Verified Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee ....” Please revise the form of indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to repurchase requests or dispute resolution.

Response: We have added a provision in the form of indenture to clarify that if the Indenture Trustee declines to take any actions in connection with a dispute resolution due to the failure of noteholders to provide reasonable security or indemnity or for any other reason, the restrictions will not apply to the trustee’s duties.

Securities and Exchange Commission

September 1, 2020

Section 12.2 - Noteholder Demand for Asset Representations Review, page 79

22.

We note the requirement in Section 12.2(d) that “[i]f Noteholders holding at least [50.01]% of the aggregate Outstanding Amount of the Notes participate in [a] vote [to commence an Asset Representations Review], and Noteholders representing a majority of the Outstanding Amount of such Notes vote for an Asset Representations Review, the Indenture Trustee will promptly send an Asset Representations Review Notice to the Asset Representations Reviewer....” However, on page 90 of your form of prospectus, you disclose that the quorum requirement for such vote is only 5% of the noteholders by outstanding principal amount of the notes. While a 5% quorum requirement is permissible, a 50.01% quorum requirement is not. Refer to General Instruction I.B. 1 (b)(C)(2) to Form SF-3. Please revise your form of indenture to conform to the disclosure in your form of prospectus.

Response: We have revised our disclosure to remove the [50.01]% and replace it with 5%.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Mike McKeever
Mike McKeever
President, Carvana Receivables Depositor LLC

cc:	David Hurst, Carvana, LLC

Janette McMahan, Kirkland & Ellis LLP